ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

19 December 2007

Director/PDMR Shareholding

Reed Elsevier received notification today that Mr Patrick Tierney, a director of Reed Elsevier PLC and Reed Elsevier NV, undertook the following transactions in Reed Elsevier PLC and Reed Elsevier NV securities on 18 December 2007:

(i)	Exercised an option over 90,000 Reed Elsevier PLC ordinary shares, granted in 2004 at an option price of 487.25p and sold them at 636.50p per share.

(ii)	Exercised an option over 60,000 Reed Elsevier NV ordinary shares, granted in 2004 at an option price of €10.57 and sold them at €13.18 per share.

Reed Elsevier has also received further notice that Mr Patrick Tierney undertook the following transactions today:

(iii)	Sold 25,000 Reed Elsevier PLC ordinary shares at 636p per share.

(iv)	Sold 16,000 Reed Elsevier NV ordinary shares at €13.10 per share.

As a consequence of these transactions, Mr Tierney’s interests in the ordinary share capital of Reed Elsevier is now:

37,416 Reed Elsevier PLC ordinary shares; and

25,448 Reed Elsevier NV ordinary shares.